UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File No. 001-38691

AURORA CANNABIS INC.
(Translation of registrant's name into English)

500-10355 Jasper Avenue,

Edmonton, Alberta,

Canada T5J 1Y6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐ Form 40-F  ☒

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statement on Form F-10 (File No. 333-254096).

SUBMITTED HEREWITH

Exhibits	Description
99.1	Condensed Consolidated Interim Financial Statements for the three and six months ended December 31, 2022 and 2021
99.2	Interim Management’s Discussion and Analysis for the three and six months ended December 31, 2022 and 2021
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Glen Ibbott

Glen Ibbott
Chief Financial Officer

Date: February 9, 2023